UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD Specialized Disclosure Report

RA MEDICAL SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38677	38-3661826
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1670 Highway 160 West

Suite 205

Fort Mill, SC 29708

(Full mailing address of principal executive offices)

Steve Passey (973) 691-2000

(Name and telephone number, including area code, of the person in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which the form is being filed, and provide the period to which this form is being filed:

☒     Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

☐     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Form (Form SD) of Ra Medical Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended, as modified by relevant SEC guidance (together, the “Rule”). The Rule requires a public company to annually file a Form SD with respect to a calendar year if it manufactured or contracted to manufacture products (the “Products”) during that year that contained Conflict Minerals (defined below) necessary to the functionality or production of those products, and disclose whether those Conflict Minerals originated in a Covered Country (defined below) or came from recycled or scrap sources. “Conflict Minerals” include gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. Covered Countries include the Democratic Republic of the Congo (“DRC”) plus those countries that share an internationally recognized border with the DRC.

The Company has determined that during calendar year 2022 it may have manufactured or contracted to manufacture products containing Conflict Minerals. Following its January 2023 merger with Catheter Precision, Inc., the Company no longer manufactures or sells any of these products. Nevertheless, the Company has undertaken to conduct a good faith reasonable country of origin inquiry regarding the Conflict Minerals that may have been included in the Products to determine whether any of the Conflict Minerals originated in a Covered Country or were from recycled or scrap sources, by engaging with third party suppliers of parts that contained or may have contained Conflict Minerals and making inquiry to such suppliers regarding the source of those Conflict Minerals. Based on responses received to date, the Company cannot conclude that any Conflict Minerals necessary to products that it manufactured or contracted to be manufactured by others during 2022 did not originate in any of the Covered Countries or that all such Conflict Minerals originated from recycled or scrap sources. However, as noted above, the Company no longer manufactures or sells any of such products.

Website Disclosure

This Form SD is publicly available at www.ramed.com in the “Governance—Governance Documents” section under “Investor Relations,” at https://ir.ramed.com/governance-docs, as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ra Medical Systems, Inc.
(Registrant)

/s/ Steven Passey	July 7, 2023
Steven Passey Chief Financial Officer and Corporate Secretary	(Date)

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